Mariposa Technology, Inc.

Amendment to Articles of Incorporation

August 1, 2021

Be it known that the Board of Directors of Mariposa Technology, Inc., a Louisiana Corporation with principal place of business at 3421 N. Causeway Blvd, Suite 801, Metairie, Louisiana, has unanimously agreed to the following change to the Articles of Incorporation:

Article IV shall be amended to read as follows: "*The number of shares the corporation shall have authority to issue is 10,000,000 Class A shares, 80,000,000 Class B shares, and 10,000,000 Class C shares. Class A shares shall have no par value. Class B shares shall have no par value. Class C shares shall have no par value.*"

By vote of the shareholders on this same date, the foregoing action is approved by majority vote.

_____     8/1/2021
Mickal P. Adler, Director and Shareholder     Date

_____     8/1/21
John K. Roberts, III, Director and Shareholder     Date

_____     8/1/2021
Elizabeth E. Adler, Director     Date

_____     8/1/21
Jessica Roberts, Director     Date

# ARTICLES OF INCORPORATION

# MARIPOSA TECHNOLOGY, INC.

## Article I

The business name shall be Mariposa Technology, Inc.

## Article II

The purpose of the corporation is to engage in any lawful business or activity for which corporations may be formed.

## Article III

The duration of the corporation is perpetual.

## Article IV

The number of shares the corporation shall have authority to issue is 10,000,000 Class A shares, and 90,000,000 Class B shares. Class A shares shall have no par value. Class B shares shall have no par value.

## Article V

The Incorporators are as follows:

Jessica Roberts, 453 Fairway Dr., Gretna, Louisiana, 70056

Elizabeth Adler, 202 Rosewood Dr., Metairie, Louisiana, 70005

## Article VI

The corporation's initial registered office is:

3421 N. Causeway Blvd, Suite 900
Attn: Mickal Adler
Metairie, Louisiana 70002

## Article VII

The corporation's principal place of business is:

3421 N. Causeway Blvd, Suite 900
Attn: Mickal Adler
Metairie, Louisiana 70002

## Article VIII

The corporation's Registered Agent is:

Guice Giambrone

3421 N. Causeway Blvd, Suite 900
Metairie, Louisiana, 70002

## Article IX

The names and addresses of the corporation's initial directors are:

Jessica Roberts, 453 Fairway Dr., Gretna, Louisiana, 70056

Elizabeth Adler, 202 Rosewood Dr., Metairie, Louisiana, 70005

John K. Roberts, III, 453 Fairway Dr., Gretna, Louisiana, 70056

Mickal P. Adler, 202 Rosewood Dr., Metairie, Louisiana, 70005

## Article X

The corporation's officers and directors shall be protected from liability.

_____
Jessica Roberts, Incorporator

5/3/2021
Date

_____
Notary

DANTE' V. MARALDO
NOTARY PUBLIC, BAR NO. 23205
STATE OF LOUISIANA
MY COMMISSION IS FOR LIFE

_____
Elizabeth E. Adler, Incorporator

5/3/2021
Date

_____
Notary Mickal P. Adler
Bar Number 22226
State of Louisiana
commission for life

## Affidavit of Acceptance of Appointment
## Registered Agent

**Whereas,** on this 3 day of May, 2021, Guice Giambrone personally appeared before the undersigned Notary and executed this instrument acknowledging and accepting the appointment of Registered Agent for the Louisiana Corporation, Mariposa Technology, Inc.

_____
Guice Giambrone

5/3/21
_____
Date

_____
Notary

KAREN WILDENFELS
NOTARY PUBLIC #60023
COMMISSION EXPIRES AT DEATH